                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                   FORM U-6B-2


                           CERTIFICATE OF NOTIFICATION


Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.


Certificate is filed by American Electric Power Service Corporation, AEP Energy Services, Inc. (prior to 3/7/97 known as AEP Energy Solutions, Inc.), AEP Resources, Inc. and AEP Resources Service Company.


This Certificate is notice that the above-named companies have issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.

1.    Type of security or securities.

            Unsecured short-term bank loans.

2. Issue, renewal or guaranty.

            Issuance and renewals.

3. Principal amount of each security.

            See Exhibit 1.

4. Rate of interest per annum of each security:

            See Exhibit 1.

5. Date of issue, renewal or guaranty of each security.

            See Exhibit 1.

6. If renewal of security, give date of original issue.

            See Exhibit 1.

7. Date of maturity of each security.

            See Exhibit 1.

8. Name of persons to whom each security was issued, renewed or guaranteed.

            American Electric Power Service Corporation
                        Bank of America, N.A.
                        Bank of Tokyo - Mitsubishi, Ltd.
                        DAI-ICHI Kangyo Bank, Ltd.
                        First Union National Bank of NC
                        Huntington National Bank
                        National City Bank
                        Societe Generale Bank

            AEP Energy Services, Inc.
                        Bank of America, N.A.
                        Bank of Tokyo - Mitsubishi, Ltd.
                        DAI-ICHI Kangyo Bank, Ltd.
                        Fifth Third Bank of Cincinnati
                        First Union National Bank of NC
                        Huntington National Bank
                        Mellon Bank
                        National City Bank
                        Societe Generale Bank

            AEP Resources, Inc.
                        Bank of America, N.A.
                        Bank of Tokyo - Mitsubishi, Ltd.
                        DAI-ICHI Kangyo Bank, Ltd.
                        First Union National Bank of NC
                        Huntington National Bank
                        Mellon Bank
                        Societe Generale

            AEP Resources Service Company
                        Bank of Tokyo - Mitsubishi, Ltd..
                        First Union national Bank of NC
                        Huntington National Bank
                        Societe Generale Bank

9. Collateral given with each security.

            None.

10. Consideration received for each security.

            See Exhibit 1.

11. Application of proceeds of each security.

            The proceeds from the issuance of the securities are to be used to finance the existing business of the Companies.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

            (a)   the  provisions  contained  in the first  sentence  of Section
                  6(b).

            (b)   the  provisions  contained  in the fourth  sentence of Section
                  6(b).

            (c)   the  provisions  contained  in any  rule  of the  Commission
                  other than Rule U-48.         X

13.   If the  security  or  securities  were  exempt  from the  provisions  of
      Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

            Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

            Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

            Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.

                              AMERICAN ELECTRIC POWER SERVICE CORPORATION
                              AEP ENERGY  SERVICES,  INC.
                              AEP RESOURCES, INC.
                              AEP RESOURCES SERVICE COMPANY


                                    /s/ A. A. Pena
                                 A. A. Pena, Vice President
May 16, 2000

                                  EXHIBIT A



                        AMERICAN ELECTRIC POWER SYSTEM

                        Schedule of Monthly Prime Rates
                    First Quarter of the Calendar Year 2000



                        Month             Actual Prime Rates*


                  Oct 1  - Nov 16               8.25%
                  Nov 17 - Dec 31               8.50%


      * Represents the prime commercial lending rates of major New York City banks as reported in The Wall Street Journal.

                                    EXHIBIT 1

                              SEC QUARTERLY REPORT
                             01/01/2000 - 03/31/200

                            AEP ENERGY SERVICES, INC.

  Debt    Settlement    Maturity          Interest           Principal
  Type       Date         Date              Rate              Amount
=========================================================================
   BL     03/01/2000   03/24/2000            6.63           $4,650,000.00
   BL     02/14/2000   02/28/2000            6.62           $4,000,000.00
   BL     02/28/2000   03/31/2000            6.68           $1,000,000.00
   BL     03/30/2000   04/07/2000            6.99           $2,775,000.00
   BL     03/31/2000   04/18/2000            6.71          $10,000,000.00
   BL     02/25/2000   04/07/2000            6.53           $2,450,000.00
   BL     02/28/2000   03/31/2000            6.47           $9,000,000.00
   BL     02/16/2000   03/28/2000            6.45           $2,600,000.00
   BL     03/22/2000   04/26/2000            6.65           $2,100,000.00
   BL     01/12/2000   02/28/2000            6.53           $5,000,000.00
   BL     03/28/2000   04/28/2000            6.65           $3,175,000.00
   BL     03/15/2000   03/29/2000            6.4            $8,775,000.00
   BL     03/29/2000   03/30/2000            6.5            $3,000,000.00
   BL     03/14/2000   04/10/2000            6.4           $15,000,000.00
   BL     02/29/2000   03/14/2000            6.29          $15,000,000.00
   BL     01/18/2000   02/29/2000            6.34          $15,000,000.00
   BL     01/11/2000   01/14/2000            6.41           $6,275,000.00
   BL     02/16/2000   03/28/2000            6.6            $6,000,000.00
   BL     01/18/2000   01/31/2000            6.41           $7,000,000.00
   BL     03/28/2000   04/28/2000            6.73           $6,000,000.00
   BL     02/11/2000   03/27/2000            6.6            $6,500,000.00
   BL     03/27/2000   04/27/2000            6.73           $8,875,000.00
   BL     01/28/2000   03/22/2000            6.54           $8,425,000.00
   BL     01/31/2000   02/11/2000            6.48           $5,300,000.00
   BL     01/20/2000   01/28/2000            6.41          $11,000,000.00
   BL     02/10/2000   02/14/2000            6.27             $750,000.00
   BL     03/20/2000   03/28/2000            6.49             $575,000.00
   BL     02/08/2000   02/09/2000            6.15           $4,000,000.00
   BL     03/03/2000   04/14/2000            6.3           $10,000,000.00
   BL     01/26/2000   03/03/2000            6.18           $8,000,000.00
   BL     01/14/2000   02/28/2000            6.11           $2,775,000.00
   BL     02/22/2000   02/24/2000            6.15           $1,600,000.00
   BL     02/29/2000   03/14/2000            6.24           $3,800,000.00
   BL     03/07/2000   04/26/2000            6.43           $7,200,000.00
   BL     02/07/2000   03/07/2000            6.18           $6,375,000.00
   BL     01/10/2000   01/26/2000            6.05           $8,000,000.00
   BL     01/18/2000   02/29/2000            5.73           $5,000,000.00
   BL     02/15/2000   02/29/2000            6.24           $1,675,000.00
   BL     02/11/2000   03/27/2000            6.24           $4,375,000.00
   BL     03/27/2000   04/27/2000            6.49           $9,000,000.00
   BL     01/24/2000   03/15/2000            6.3            $6,600,000.00
   BL     03/14/2000   04/10/2000            6.43           $2,200,000.00
   BL     01/10/2000   02/16/2000            6.52           $7,200,000.00
   BL     01/10/2000   01/11/2000            6.39          $14,275,000.00
   BL     03/22/2000   04/26/2000            6.52           $6,000,000.00
   BL     03/03/2000   04/14/2000            6.37           $6,000,000.00
   BL     01/18/2000   01/31/2000            5.68          $13,000,000.00
   BL     01/26/2000   03/03/2000            6.17          $12,000,000.00
   BL     03/27/2000   04/27/2000            6.53          $13,000,000.00
   BL     01/10/2000   01/26/2000            5.98          $12,000,000.00
   BL     02/11/2000   03/27/2000            6.35          $13,000,000.00
   BL     01/31/2000   02/11/2000            6.23          $13,000,000.00
   BL     02/16/2000   03/28/2000            6.41          $14,000,000.00
   BL     01/10/2000   02/16/2000            6.2           $14,000,000.00
   BL     02/08/2000   02/09/2000            6.32           $2,000,000.00
   BL     01/21/2000   02/08/2000            6.2            $2,000,000.00
   BL     03/28/2000   04/28/2000            6.68          $14,000,000.00
   BL     02/18/2000   04/03/2000            6.48           $1,225,000.00
                                          -----------
                       Average               6.39

                               AEP RESOURCES, INC.

  Debt    Settlement    Maturity          Interest           Principal
  Type       Date         Date              Rate              Amount
=========================================================================
   BL     02/14/2000   02/24/2000            6.62           $3,100,000.00
   BL     01/31/2000   02/01/2000            6.63           $5,500,000.00
   BL     02/02/2000   02/15/2000            6.66           $3,100,000.00
   BL     02/01/2000   02/16/2000            6.63           $7,100,000.00
   BL     02/29/2000   03/14/2000            6.62          $11,000,000.00
   BL     02/24/2000   02/29/2000            6.56          $11,000,000.00
   BL     03/01/2000   03/21/2000            6.62           $3,400,000.00
   BL     02/16/2000   02/24/2000            6.59           $7,200,000.00
   BL     03/31/2000   04/19/2000            6.92           $9,000,000.00
   BL     02/15/2000   02/24/2000            6.36           $3,500,000.00
   BL     02/11/2000   02/24/2000            6.38             $200,000.00
   BL     03/14/2000   03/21/2000            6.34          $11,650,000.00
   BL     02/29/2000   03/14/2000            6.48          $14,600,000.00
   BL     03/21/2000   03/24/2000            6.73          $14,000,000.00
   BL     02/01/2000   02/04/2000            6.48          $22,000,000.00
   BL     02/04/2000   02/09/2000            6.48          $22,100,000.00
   BL     03/15/2000   03/31/2000            6.26          $13,400,000.00
   BL     03/24/2000   03/31/2000            6.73          $15,100,000.00
   BL     01/18/2000   01/21/2000            6.41           $3,500,000.00
   BL     03/14/2000   03/21/2000            6.54          $14,000,000.00
   BL     02/16/2000   02/24/2000            6.48          $22,300,000.00
   BL     03/31/2000   04/19/2000            6.73          $28,500,000.00
   BL     01/31/2000   02/01/2000            6.48          $22,000,000.00
   BL     02/24/2000   03/15/2000            6.48          $13,100,000.00
   BL     02/09/2000   02/16/2000            6.48          $22,300,000.00
   BL     02/24/2000   02/29/2000            6.48          $14,000,000.00
   BL     03/31/2000   04/19/2000            6.49           $5,500,000.00
   BL     03/21/2000   03/24/2000            6.34           $5,400,000.00
   BL     03/24/2000   03/31/2000            6.59           $5,400,000.00
   BL     01/21/2000   01/25/2000            5.83           $2,250,000.00
   BL     01/24/2000   01/25/2000            6.02             $100,000.00
   BL     01/06/2000   01/12/2000            5.99             $350,000.00
   BL     01/14/2000   01/18/2000            6.35           $4,850,000.00
   BL     03/30/2000   04/13/2000            6.79             $100,000.00
   BL     01/07/2000   01/12/2000            6.03             $450,000.00
   BL     03/07/2000   03/21/2000            6.44             $500,000.00
   BL     03/28/2000   04/13/2000            6.74             $400,000.00
   BL     03/29/2000   04/13/2000            6.76             $300,000.00
   BL     01/03/2000   01/04/2000            6.4              $100,000.00
   BL     01/05/2000   01/07/2000            6                $200,000.00
   BL     01/04/2000   01/07/2000            6.05             $250,000.00
                                          -----------
                       Average               6.45

                          AEP RESOURCES SERVICE COMPANY

   Debt    Settlement    Maturity          Interest           Principal
  Type       Date         Date              Rate              Amount
=========================================================================
   BL     01/31/2000   02/15/2000            6.41           $8,400,000.00
   BL     01/12/2000   01/31/2000            6.28           $9,300,000.00
   BL     01/18/2000   02/16/2000            6.41           $5,950,000.00
   BL     01/06/2000   01/18/2000            5.99             $500,000.00
   BL     01/05/2000   01/18/2000            6.1              $200,000.00
                                         -----------
                       Average               6.24

                   AMERICAN ELECTRIC POWER SERVICE CORPORATION

  Debt    Settlement    Maturity          Interest           Principal
  Type       Date         Date              Rate              Amount
=========================================================================
   BL     03/31/2000   05/04/2000            6.9            $2,325,000.00
   BL     03/30/2000   05/04/2000            6.89           $4,500,000.00
   BL     03/23/2000   04/25/2000            6.64           $4,950,000.00
   BL     01/28/2000   03/16/2000            6.47           $2,825,000.00
   BL     02/16/2000   03/23/2000            6.43           $4,500,000.00
   BL     01/31/2000   03/14/2000            6.48           $3,625,000.00
   BL     03/15/2000   03/30/2000            6.4            $3,625,000.00
   BL     01/14/2000   02/24/2000            6.54           $5,625,000.00
   BL     01/18/2000   02/25/2000            6.54          $11,000,000.00
   BL     02/25/2000   04/25/2000            6.6           $11,000,000.00
   BL     02/03/2000   03/23/2000            6.34           $1,650,000.00
   BL     03/16/2000   05/04/2000            6.49             $700,000.00
   BL     02/24/2000   04/25/2000            6.37           $3,900,000.00
   BL     01/18/2000   02/25/2000            5.91          $10,000,000.00
   BL     02/25/2000   04/25/2000            6.35          $10,000,000.00
   BL     02/25/2000   04/25/2000            6.55           $2,500,000.00
                                         -----------
                       Average               6.49
